Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Linx S.A.

Filer’s Commission File Number: [●]

Subject Company’s Commission File Number: 001-38954

Date: September 14, 2020

TOTVS S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ/ME) 53.113.791/0001-22

Company Registry (NIRE): 35.300.153.171

MATERIAL FACT

TOTVS S.A. (B3: TOTS3) (“Company” or “TOTVS”) informs that, on this date, it extended for 30 days the validity of its business combination proposal with Linx S.A. (“Linx”) submitted by TOTVS to Linx's management on August 14, 2020 (“Proposal”). Therefore, the Proposal remains valid until October 13, 2020.

Additionally, on this date, TOTVS confirmed to the advisors of Linx's independent directors that it agrees with the pro rata adjustment based on the CDI (Interbank Deposit Rate) variation to the per share cash component in reais to be paid for each Linx share, in the amount of R$6.20, applicable from the 6th month after the date which the Proposal was submitted to Linx's board of directors.

Despite no formal statement, to this date, by Linx's management on the firm and detailed Proposal submitted by the Company, TOTVS restates that its proposal remains valid, as provided in the draft of the Protocolo e Justificação (the "Protocol") which was delivered for the analysis by Linx's independent directors and their respective advisors on September 4, 2020, already including the adjustment provided in the previous paragraph.

TOTVS reiterates its commitment to work together with Linx's independent directors to proceed with the submission of the Proposal to Linx shareholders, in compliance with the highest corporate governance standards, and expects that the same treatment and urgency granted for the analysis and approval of the other proposal will be granted to the Proposal. Moreover, TOTVS believes it is essential that all proposals submitted to Linx are submitted simultaneously to the same general shareholders meeting of Linx, in respect to the fiduciary duties of the independent directors and the preservation of Linx's shareholders right of choice.

TOTVS will keep its shareholders and the market informed about the relevant developments related to the matter discussed herein.

São Paulo, September 11, 2020

Gilsomar Maia Sebastião

Chief Financial Officer and Investor Relations Officer

Investor Relations

Phone.: (+55 11) 2099-7773/7097/7089/7105

ri@totvs.com.br http://ri.totvs.com/

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that TOTVS will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed business combination, TOTVS may file with the SEC relevant materials, including, in the case of a registered offering in the U.S., a  tender offer statement on Schedule TO (including an Offer to Purchase, and related documents) (the “Schedule TO”) and/or a registration statement (unless an exemption from registration is available) containing a prospectus and other documents regarding the proposed business combination (a “Registration Statement”), each of which shall be amended as necessary. INVESTORS ARE URGED TO READ THE SCHEDULE TO, REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION ABOUT THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX AND THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. The Schedule TO and the Registration Statement (if and when filed) and all other documents filed with the SEC in connection with the proposed business combination will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition to the Schedule TO and Registration Statement (if and when filed) and all other documents filed by TOTVS with the SEC in connection with the proposed business combination will be made available, free of charge, on TOTVS’s investor relations website at http://ri.totvs.com/

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by TOTVS’s management. These statements are statements that are not historical facts, and are based on TOTVS’s management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the proposed business combination, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors, as well as the ability to successfully complete the proposed business combination and realize the anticipated benefits of the proposed business combination, delays in obtaining any approvals required for the proposed business combination, or an inability to obtain them on the terms proposed or on the anticipated schedule, or the failure of any of the conditions to the proposed business combination to be satisfied. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. TOTVS assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.